IMMUNOME, INC.

665 Stockton Drive, Suite 300

Exton, PA 19341

October 12, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Immunome, Inc.

Registration Statement on Form S-3

Filed October 1, 2021

File No. 333-259966

Dear Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Immunome, Inc., a Delaware corporation (the “Company”), hereby requests that the effectiveness under the Act of the above-captioned Registration Statement on Form S-3 (File No. 333-259966) (the “Registration Statement”) be accelerated to October 14, 2021 at 4:00 p.m. Eastern Time or as soon as thereafter practicable. By making this request for acceleration, the company confirms its obligations under the Securities Act of 1933. In connection with the acceleration request, the Company hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to Darrick M. Mix of Duane Morris LLP at (215) 979-1206, and that such effectiveness also be confirmed in writing.

Sincerely,

IMMUNOME, INC.

/s/ Corleen Roche
Name: Corleen Roche
Title: Chief Financial Officer

cc:	Darrick M. Mix, Duane Morris LLP (via e-mail)

Justin A. Santarosa, Duane Morris LLP (via e-mail)

2